Exhibit 99.1

Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901
www.lundinmining.com

NEWS RELEASE

NEVES-CORVO COPPER MINE AFFECTED BY LIMITED
INDUSTRIAL ACTION

Toronto, February 16, 2010 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation (“Lundin Mining” or the “Company”) today reported that underground mining employees at the Neves-Corvo copper mine in Portugal commenced a program of two-hour strikes at the beginning of each shift. The employees are demanding salary increases in the order of 17% on base pay. Management has rejected the request and every endeavour will be made to reduce the effect of the action.

Commenting on the situation, Mr. João Carrêlo, the Company’s Chief Operating Officer said, "We are disappointed with the action by a section of our employees who were last month granted increases well in excess of inflation and well above the national average. Our employees already earn more than double the national average salary with a full suite of benefits and we have in recent years granted extraordinary bonuses in recognition of high metal prices.

‘’Neves-Corvo is a long-life asset and we propose to resolve this based on ensuring long-term competitiveness of the mine and its position as a major contributor to the regional and national economy’’ Mr. Carrêlo said.

Management intends to continue concentrate production utilising run-of-mine ore and on-surface stockpiles. The amount of production that may be lost is currently being assessed and will depend upon a number of factors, including the duration of the action.

About Lundin Mining

Lundin Mining Corporation ("Lundin", "Lundin Mining" or the "Company") is a diversified base metals mining company with operations in Portugal, Sweden, Spain and Ireland, producing copper, zinc, lead and nickel. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Sophia Shane, Investor Relations North America: +1-604-689-7842
Marie Inkster, Chief Financial Officer: +1-416-342-5568
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-Looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, nickel, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.